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                                                                     EXHIBIT A-8

                             SUPPORT CONECTIV, INC.

                        Short-Term Investment Guidelines
                              Adopted ______, 1997


AUTHORITY

        The officers of Support Conectiv, Inc. ("Support Conectiv") received authorization from its Board of Directors and the Board of Directors of Conectiv, Inc. (the "Corporation") to execute any and all instruments and agreements relating to the acquisition of securities in accordance with Short-Term Investment Guidelines ("Guidelines"), for its own account and/or in its capacity as administrator of the System Money Pool. The investment portfolio is under the direction of the Chief Financial Officer of the Corporation. Investments may be made by any of the following employees of Support Conectiv, designated by name in writing by the Chief Financial Officer or Treasurer of the
Corporation: Assistant Treasurer in charge of Treasury Operations or any Treasury Operations manager, supervisor or analyst.

GENERAL ASSUMPTIONS

        These Guidelines have been established to insure that short-term investments are made under the premises that safety of principal and liquidity take precedence over return on investment. In order to recognize the evolutionary nature of the money markets, the Guidelines will be submitted to the Corporation's Chief Financial Officer for review and approval on an annual basis or at any other time that the Chief Financial Officer deems that the size or risk characteristics of the portfolio have changed significantly, that money markets in general have changed or that the credit quality specified in the Guidelines requires modification. Further, any exception to these Guidelines must be approved by the Corporation's Chief Financial Officer in advance of any such exceptional transaction.

        Any investments in foreign entities will be U.S. dollar denominated and delivered in U.S. dollars.

        Investments will be made for maturities of 270 days or less, unless specifically authorized by the Chief Financial Officer in writing.

CUSTODY

        Support Conectiv may maintain custody accounts with banks approved by its Treasurer. All securities (except book-entry securities) will be delivered to or accounted for by one of these institutions.


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INVESTMENTS

A. Support Conectiv may purchase bills, notes and bonds issued by the United States Government or its sponsored agencies or instruments supported by such securities, with maturities of up to one year.

B.      Repurchase Agreements

        Support Conectiv will only enter into repurchase agreements with A-rated or higher commercial banks or with principal domestic securities dealers.

        Repurchase agreements will be supported by securities which are direct obligations of the United States Government, or its sponsored agencies or instruments supported by such securities.

        Securities supporting repurchase agreements will be "marked to market" at least monthly and the market value of such securities will not be permitted to fall to less than 97% of the dollar amount of the investment.

C.      Commercial Paper/Bank Securities - Domestic Issuers

        Support Conectiv may invest up to $10 million each, for periods of up to 270 days, in commercial paper issued by domestic corporations maintaining commercial paper ratings of A-1 and/or P-1 with senior long-term debt ratings of "A" or higher. Further, commercial paper issued with a support agreement from an "A" rated affiliate or with "direct pay" letter of credit from domestic commercial banks with "A" rated long-term debt may be purchased in amounts not to exceed $10 million per support entity for periods of 270 days or less.

        Support Conectiv may invest for up to 270 days, either directly or in the secondary market, in time deposits, certificates of deposit, notes, bankers acceptances or commercial paper issued by domestic banks or bank holding companies which maintain a long-term debt rating of "A" or higher on senior debt and, if commercial paper is purchased, a rating of A-1 and/or P-1. No more than $10 million will be invested directly in any one bank name.

D.      Commercial Paper/Bank Securities - Foreign Issuers

        Support Conectiv may invest up to $10 million per issuer ($U.S. denominated), up to a maximum aggregate amount of the greater 40% of the portfolio or $50 million at any time, for 270 days or less in commercial paper and or bank securities. The Corporation may invest in commercial paper issued by foreign corporations or governments maintaining commercial paper ratings of A-1 and /or P-1 with senior long-term debt ratings of "AA" and/or "Aa" rated affiliate or with "direct pay" letters of credit from foreign commercial banks with "AA" and "Aa" long-term debt may be purchased in amounts not to exceed $10 million per supported entity.

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        Support Conectiv may invest either directly or in the secondary market, in time deposits, certificates of deposit, notes, bankers acceptance or commercial paper issued by foreign banks or bank holding companies which maintain a long-term debt rating of "AA" and/or "Aa" or higher on senior debt and, if commercial paper purchased, a rating of A-1 and/or P-1. No more than $10 million will be invested directly in any one bank name.

E.      Mutual Funds

        Support Conectiv may invest in professionally managed Money Market Funds whose portfolio of short-term or money market securities have daily withdrawal privileges. Support Conectiv's ownership of any mutual fund shall not exceed 5% of total mutual fund assets. Further, fund assets must fall substantially within the guidelines set forth in items A-E above.

NOTE: "Commercial Paper" includes commercial paper programs exempt under the Securities Act by either Section 3(a)(3) or 4(2), project notes or other special purpose instruments so long as they carry the same ratings and have the same market attributes as conventional commercial paper.



Approved by:________________________________________      ______________________
               Treasurer - Support Conectiv                           Date


Approved by:________________________________________      ______________________
            Chief Financial Officer - Conectiv, Inc.                  Date